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                                 July 27, 2022

       Guolin Tao
       Chief Executive Officer
       Entrepreneur Universe Bright Group
       Suite 907, Saigo City Plaza Building 2
       No. 170, Weiyang Road
       Xi'an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Amendment No. 8 to
Registration Statement on Form 10
                                                            Filed July 15, 2022
                                                            File No. 000-56305

       Dear Mr. Tao:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form 10

       Explanatory Note, page ii

   1.                                                   We note your amended
disclosure in response to comment 1. Please revise your
                                                        statements that you
have not been notified by the Chinese government of restrictions on your ability to
transfer cash or distribute earnings, as its purpose is unclear in light of the amended disclosure you
have provided that describes restrictions on foreign exchange transactions and cash
transfers under existing PRC regulations and current PRC laws.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Guolin Tao
Entrepreneur Universe Bright Group
July 27, 2022
Page 2

        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,
FirstName LastNameGuolin Tao
                                                       Division of Corporation
Finance
Comapany NameEntrepreneur Universe Bright Group
                                                       Office of Trade &
Services
July 27, 2022 Page 2
cc:       Charles Law
FirstName LastName